

July 15, 2024

Richard D. Fairbank
Chief Executive Officer
Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102

> **Re: Capital One Financial Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 14, 2024**
> **File No. 333-278812**

Dear Richard D. Fairbank:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4
Summary, page 15

1.   We note your responses to comments five and six. We continue to evaluate the responses and may have further comments.

Risk Factors
Changes in the laws and regulations governing interchange fees, page 33

2.   We note your response to prior comment 10 and revised disclosure on page 33 indicating that debit card transactions on the Discover Global Network are not subject to the Regulation II limitation on interchange fees. You also state that the anticipated revenue synergies associated with the mergers "assume that transactions involving a three-party system will continue to not be subject to the limitations on the debit interchange fees." Please revise to clarify the reasonably likely financial impact to the combined

company revenue synergies if the Discover Global Network's exemption from the interchange fees is eliminated.

<u>Integrating Discover's business into Capital One may be more difficult, page 34</u>

3.   We note your response to prior comment 11 and revised disclosure on page 34 stating that Capital One intends to issue cards "on the Visa and Mastercard networks, which depends on the continued agreement of Visa and Mastercard." Please revise to clarify the extent that either Visa or Mastercard would have the ability to reduce the combined company's ability to issue cards or access their networks, particularly during the transition. Make appropriate revisions to this risk factor to the extent that either payment system could materially curtail your ability to continue with your credit and debit card business while you transition to more extensive use of the Discover network.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Henderson at 202-551-3364 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Brandon C. Price